Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

Bluegreen Vacations Holding Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1 Transaction Valuation(1) (2)

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee

Fees to be Paid	$1,277,833,725	0.0001476	$188,608

Fees Previously Paid	$ 0		$ 0

Total Transaction Valuation	$1,277,833,725

Total Fees Due for Filing			$188,608

Total Fees Previously Paid			$ 0

Total Fee Offsets			$ 0

Net Fee Due			$188,608

(1)

Aggregate number of securities to which transaction applies: As of November 28, 2023, the maximum number of shares to which this transaction applies is estimated to be 17,037,783, which consists of (a) 12,218,133 shares of BVH’s Class A Common Stock entitled to receive the per share merger consideration of $75.00; (b) 3,650,184 shares of BVH’s Class B Common Stock entitled to receive the per share merger consideration of $75.00; and (c) 1,169,466 shares of BVH’s Class A Common Stock underlying outstanding restricted stock awards entitled to receive the per share merger consideration of $75.00.

(2)

Per share price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, as of November 28, 2023, the underlying value of the transaction was calculated based on the product of the 17,037,783 total shares set forth above and the per share merger consideration of $75.00. In accordance with Section 14(g) of the Securities and Exchange Act of 1934, as amended, the filing fee was determined by multiplying the product calculated in the preceding sentence by 0.0001476.